UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

June 12, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

XTL Biopharmaceuticals, Ltd.

File No. 000-51310 - CF# 28224

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XTL Biopharmaceuticals, Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F/A filed on March 30, 2012, as amended by a Form 20-F/A filed on June 11, 2012.

Based on representations by XTL Biopharmaceuticals, Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.53   through June 30, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael Seaman
Special Counsel